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Exhibit to Item 77H:

     For RiverSource Disciplined International Equity Fund:

     During the six-month fiscal period ended October 31, 2006, the Fund served as an underlying investment of the RiverSource Retirement Series Trust funds and the RiverSource Income Builder Series funds, both affiliated funds-of-funds. The RiverSource Retirement Series Trust funds, the RiverSource Income Builder Series funds and Ameriprise Financial, Inc., through its initial capital investment, were owners of record of more than 25% of the outstanding shares of the Fund.